Exhibit 99.1

Diginex Announces Redemption of Public Warrants

Warrant redemption proceeds to be invested in expanding the Company’s digital asset ecosystem

(SINGAPORE, February 24, 2021) – Diginex Limited (Nasdaq: EQOS) (“Diginex” or the “Company”), a digital assets financial services company, today announced that it will redeem all of its outstanding public warrants (“Public Warrants”).

The Public Warrant proceeds will be used to drive Diginex’s growing product line and the ongoing investment into its digital asset ecosystem, whilst accelerating its expansion plans.

There are currently 5.3 million Public Warrants outstanding while 0.9 million, or 15%, of the warrants have already been exercised to date. Each Public Warrant entitles the holder thereof to purchase one-half of one ordinary share at a cash price of $5.75 per Public Warrant exercised (or one share of the Company for a cash price of $11.50, per two Public Warrants exercised)

The upcoming product launches include:

●	Integrating borrowing and lending capabilities into its leading digital asset custodian Digivault and cryptocurrency exchange EQUOS;

●	Increasing the derivative product set to include options and dated futures, as well a wider range of coins, and twelve additional fiat currencies, that will be made available to customers who trade on EQUOS; and

●	Launching the EQUOS Investment Products business, which will include cryptocurrency based structured products and listed investment products.

Richard Byworth, CEO of Diginex, said: “With the exercise of our Public Warrants, our balance sheet will be stronger allowing us to be even more aggressive with our expansion plans.

With the current momentum we are seeing in crypto assets, wider corporate interest and increasing retail participation, it is important to be moving as fast as we can. This is a race, and we are focused on winning it.”

Diginex brings together a cryptocurrency exchange, trading solutions, custody, borrowing & lending, asset management and capital markets capabilities, and has been listed on Nasdaq since October 2020.

Since listing, the company has achieved a number of key milestones, including:

●	the January 2021 launch of its Bitcoin Perpetual Futures contract on EQUOS has already seen volumes as high as $25 million in a single day;

●	a partnership with one of the world’s leading crypto and crypto derivative liquidity providers, GSR, which will become a strategic shareholder as part of the terms of the partnership;

●	the launch of Access, a multi-venue trading platform, in collaboration with leading technology provider Itiviti, offering the first full suite of Portfolio Management, Order Management and Execution Management systems with a crypto product for institutional investors; and

●	an estimated net 35% 12-month rolling performance for its market neutral crypto fund of Hedge Funds.

Redemption of Public Warrants

Diginex will redeem all of its outstanding public warrants to purchase shares of the Company’s ordinary shares, no par value (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated March 27, 2019, by and between the Company’s predecessor company 8i Enterprises Acquisition Corp, a British Virgin Islands company (“8i”), and VStock Transfer, LLC, as warrant agent and supplemented by the Supplemental Warrant Agreement, dated September 30, 2020, by and between the Company and VStock Transfer, LLC (the “Warrant Agreement”), as part of the units sold in 8i’s initial public offering (“IPO”) and also issued to holders of certain 8i promissory notes converted into warrants in connection with the Company’s business combination, each for a redemption price of $0.01 per Public Warrant (the “Redemption Price”), for Public Warrants that remain outstanding at 5:00 p.m. New York City time on March 26, 2021 (the “Redemption Date”).

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Public Warrants if the last sales price of the Ordinary Shares is at least $16.50 per share for any 20 trading days within a 30-day trading period. This share price performance target was achieved as of February 19, 2021.

At the direction of the Company, VStock Transfer LLC, in its capacity as warrant agent, has delivered a notice of redemption to each of the registered holders of the outstanding Public Warrants.

All such Public Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of ordinary shares underlying such warrants, at the exercise price of $11.50 per share. Any Public Warrants that remain unexercised following 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Public Warrants will be entitled to receive only the redemption price of $0.01 per warrant.

The shares of Ordinary Shares stock underlying the Public Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-249858).

Questions concerning redemption and exercise of the Public Warrants can be directed to VStock Transfer LLC, 18 Lafayette Place, Woodmere, New York 11598, telephone number (212) 828-8436.For a copy of the notice of redemption sent to the holders of our Public Warrants and a prospectus relating to the shares of Ordinary Shares issuable upon exercise of the Public Warrants, please visit our investor relations website at ir.diginex.com/.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of Diginex’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes forward looking statements that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. For example, forward looking statements in this press release relate the completion of the private placement, the satisfaction of customary closing conditions related to the private placement and the intended use of net proceeds from the private placement. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results or outcomes to differ materially from the forward-looking statements. Most of these factors are outside of Diginex’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the ability to recognize the anticipated benefits of the business combination; the ability of Diginex to grow and manage growth profitably; Diginex’s limited operating history and history of net losses; Diginex’s ability to execute its business plan; the inability to maintain the listing of Diginex’s shares on Nasdaq; Diginex’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Diginex’s products; Diginex’s ability to identify and integrate acquisitions; potential litigation involving Diginex or the validity or enforceability of Diginex’s intellectual property; general economic and market conditions impacting demand for Diginex’s products and services; and such other risks and uncertainties indicated in Diginex’s Shell Company Report on Form 20-F, including those under “Risk Factors” therein, and in Diginex’s other filings with the SEC, which are available on the SEC’s website at www.sec.gov.

In addition, any forward-looking statements contained in this press release are based on assumptions that Diginex believes to be reasonable as of this date. Diginex undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Contact Information

Press Contact:

Heather Dale

heather.dale@diginex.com

Investor Relations Contacts:

Ross Dunwoody or Christian Arnell

ir@diginex.com

Gateway Investor Relations:

Matt Glover or Charlie Schumacher

Diginex@gatewayir.com

About Diginex Corporation

Diginex is a digital assets financial services company focused on delivering a cryptocurrency and digital assets ecosystem offering innovative product and services that are compliant, fair and trusted. The group encompasses cryptocurrency exchange EQUOS.io as well as an over-the-counter trading platform. It also offers a front-to-back integrated trading platform, Diginex Access, a securitization advisory service, Diginex Capital, market leading hot and cold custodian Digivault and funds business Bletchley Park Asset Management.

For more information visit: https://www.diginex.com/

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